Exhibit 99.1

VanceInfo Technologies Inc. Shareholders Approve Merger With

HiSoft Technology International Limited

BEIJING, China, November 6, 2012 — VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today announced that, at the extraordinary general meeting of the Company’s shareholders (the “EGM”) held earlier today, shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced merger agreement dated August 10, 2012, as amended by the amendment dated August 31, 2012, by and among HiSoft Technology International Limited (“HiSoft”) (NASDAQ: HSFT), VanceInfo, Chemistry Merger Sub Inc. and Chemistry Merger Sub II Inc.(the “Merger Agreement”), the plan of merger in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transaction contemplated thereby (the “Merger”). Based on the final tabulation, over 98% of the ordinary shares of the Company present in person or by proxy at the EGM voted “FOR” the resolution to authorize and approve the Merger Agreement, the Plan of Merger and the Merger, which was therefore passed as a special resolution.

The parties expect to complete the Merger as soon as practicable. The completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. As a result of the Merger, VanceInfo’s American depositary shares will no longer be listed on the New York Stock Exchange. Upon completion of the merger, the combined entity will be named “Pactera Technology International Ltd.” in English and “文思海辉技术有限公司” in Chinese with its American depositary shares listed on the NASDAQ Global Select Market under the ticker symbol of “PACT”.

About VanceInfo

VanceInfo Technologies Inc. (NYSE: VIT) is an IT service provider and one of the leading offshore software development companies in China.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2011 revenues, according to International Data Corporation (IDC). This marks the fifth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

For more information about VanceInfo, please visit www.vanceinfo.com.

Safe Harbor Statements

This announcement contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. VanceInfo may also make written or oral forward-looking statements in its reports filed or furnished with the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VanceInfo’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in VanceInfo’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and VanceInfo does not undertake any obligation to update any such information, except as required under applicable law.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, HiSoft Technology International Limited (“HiSoft”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo Technologies Inc. (“VanceInfo”) and HiSoft and constitutes a prospectus of HiSoft. VanceInfo and HiSoft may also plan to file other documents with the SEC regarding the proposed transaction. The definitive joint proxy statement/prospectus was first mailed to shareholders and holders of American depositary receipts of VanceInfo and HiSoft on or about October 5, 2012. VANCEINFO AND HISOFT URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about VanceInfo and HiSoft through the website maintained by the SEC at www.sec.gov.

For more information, please contact:

Sheryl Zhang

Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com